SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._____)

KEYUAN PETROCHEMICALS INC.

 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

493722102
(CUSIP Number)

Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

Telephone: (86) 574-8623-2955
______
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .

CUSIP Number __________

(1) Name of Reporting Persons:    Delight Reward Limited
S.S. or I.R.S. Identification Nos. of above persons:

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)  OO

(5)  Check if Disclosure of Legal Proceedings
is required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization:  British Virgin Islands

Number of Shares	(7) Sole Voting Power: 93.74%
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 93.74%

(10) Shared Dispositive Power:

(11) Aggregate Amount Beneficially Owned by
       Each Reporting Person:  47,658

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see
        Instructions).           ☒

(13) Percent of Class Represented by Amount in Row (11): 93.74%

(14) Type of Reporting Person (See Instructions): CO

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Keyuan Petrochemicals, Inc. a Nevada corporation (the “Company”).

The Company's principal offices are located at Qingshi Industrial Park, Ningbo Economic & Technological Development Zone, Ningbo, Zhejiang Province, P.R. China 315803.

Item 2.  Identity and Background.

(a)	This statement is being filed by (i) Delight Reward Limited, a British Virgin Islands company ("Delight Reward”). Delight Reward Limited is owned by Apex Smart Limited (45.6132%), Best Castle Investments Limited (23.2523%), Chance Brilliant Holdings Limited (20.5694%), Harvest Point Limited (5.3896%) and Strategic Synergy Limited (5.1755%). Mr. Brian Pak-Lun Mok is the controlling person of Apex Smart Limited, Harvest Point Limited and Strategic Synergy Limited. Mr. O. Wing Po is the controlling person of Best Castle Investments Limited. Mr. Lo Kan Kwan is the controlling person of Chance Brilliant Holdings Limited.
(b)	Delight Reward’s principal place of business is located at Unit 06, 21/F Beautiful Group Tower, 77 Connaught Road Central, Hong Kong.
(c)	Delight Reward’s principal business is investment holdings.
(d)	During the past five years, the Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the past five years, the Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
(f)	Delight Reward Limited is a company incorporated in British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 22, 2010, we entered into a Share Exchange Agreement with Silver Pearl Enterprises, Inc. (“Silver Pearl”) Delight Reward Limited, the sole shareholder of Keyuan International and a company organized under the laws of the British Virgin Islands (the “Keyuan International Shareholder”), and Denise D. Smith, Silver Pearl’s former principal stockholder (“Smith”). Pursuant to the terms of the Exchange Agreement, the Keyuan International Shareholder transferred to us all of the issued and outstanding ordinary shares of Keyuan International (the “Keyuan International Shares”) in exchange for the issuance of 47,658 shares of our Series M preferred stock, par value $0.001 per share (the “Series M Preferred Stock”) (such transaction is sometimes referred to herein as the “Share Exchange”). The Series M Preferred Stock votes with the common stock on an as converted basis and are convertible into 47,658,000 shares of common stock upon the Company’s shareholders approving an increase in authorized common stock to at least 100,000,000 shares. As a result of the Share Exchange, we are now the holding company of Keyuan Plastics Co., Ltd., the operating subsidiary of Keyuan International organized in the People’s Republic of China (“China” or the “PRC”) and engaged in manufacturing and supplying various petrochemical products in China.

Item 4. Purpose of Transaction

Delight Reward Limited received the Series M Preferred Stock described above to affect the Share Exchange.

Item 5.  Interest in Securities of the Issuer

(a)	Delight Reward Limited owns 47,658 (93.74%) shares (the “Shares”) of the Company.
(b)	Delight Reward Limited has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares.
(c)	Other than the transfers described herein, no transactions in the class of securities reported was effected during the past sixty days or since the most recent filing of a Schedule 13(D).
(d)
Brian Pak-Lun Mok, as the owner of Apex Smart Limited, Strategic Synergy Limited and Harvest Point Limited, is the only person who has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The controlling persons of each of the five shareholders of Delight Reward Limited have entered into certain Share Transfer Agreements whereby the controlling persons have each agreed to transfer their interests to another beneficiary, subject to certain performance targets being met.  The performance targets are: at least $39 million of our gross revenue for the three months commencing from July 2010 to September 2010; at least $40 million of our gross revenue for the three months commencing from October 2010 to December 2010; and, at least $41 million of our gross revenue for the three months commencing from January 2011 to March 2011.

Pursuant to these agreement, (i) Mr. Brian Pak-Lun Mok, the sole shareholder of Apex Smart Limited, granted to Mr. Tao an option to acquire the 50,000 ordinary shares of Apex Smart Limited if the performance targets are met; (ii) Mr. O. Wing Po, the sole shareholder of Best Castle Investments Limited, granted to Mr. Jicun Wang an option to acquire the 50,000 ordinary shares of Best Castle Investments Limited if the performance targets are met; (iii) Mr. Lo Kan Kwan, the sole shareholder of Chance Brilliant Holdings Limited, Mr. Peijun Chen an option to acquire the 50,000 ordinary shares of Chance Brilliant Holdings Limited if the performance targets are met; (iv) Mr. Brian Pak-Lun Mok, the sole shareholder of Harvest Point Limited, granted to Mr. Xin Yue an option to acquire the 50,000 ordinary shares of Harvest Point Limited if the performance targets are met; and, (v) Mr. Brian Pak-Lun Mok, the sole shareholder of Strategic Synergy Limited, granted to Mr. Yue an option to acquire the 50,000 ordinary shares of Strategic Synergy Limited if the performance targets are met.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 7.1	Securities Purchase Agreement, dated April 22, 2010 (Incorporated by reference to exhibit 10.1 of the Current Report on Form 8-K that we filed on April 28, 2010);
Exhibit 7.2	Certificate of Designation of Rights and Preferences of Series M Preferred Stock (incorporated by reference to Exhibit 4.2 of the Registrant’s Form 8-K filed on April 28, 2010)
Exhibit 7.3	Share Transfer Agreement between Brian Pak-Lun Mok and Chunfeng Tao, dated April 2, 2010 (incorporated by reference to Exhibit 10.7 of the Registrant’s Form 8-K filed on April 28, 2010)
Exhibit 7.4	Share Transfer Agreement between O. Wing Po and Jicun Wang, dated April 2, 2010 (incorporated by reference to Exhibit 10.8 of the Registrant’s Form 8-K filed on April 28, 2010)
Exhibit 7.5	Share Transfer Agreement between Lo Kan Kwan and Peijun Chen, dated April 2, 2010 (incorporated by reference to Exhibit 10.9 of the Registrant’s Form 8-K filed on April 28, 2010)
Exhibit 7.6	Share Transfer Agreement between Brian Pak-Lun Mok and Xin Yue, dated April 2, 2010 (incorporated by reference to Exhibit 10.10 of the Registrant’s Form 8-K filed on April 28, 2010)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2010

Signature: /s/ Brian Pak-Lun Mok

Name/Title: Brian Pak -Lun Mok, Director